UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2019

Commission File No.: 000-30668

NOVA MEASURING INSTRUMENTS LTD.
(Translation of registrant’s name into English)

Building 22 Weizmann Science Park, Rehovot
P.O.B 266
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled: “Nova Reports Second Quarter 2019 Results”.

The GAAP financial statements tables included in the press release attached hereto are hereby incorporated by reference into the Registrant’s registration statements on Form S-8, filed with the Securities and Exchange Commission on the following dates: November 5, 2007 (File No. 333-147140); October 25, 2012 (File No. 333-184585), March 6, 2015 (File No. 333-202550); and August 25, 2017 (File No. 333-220158).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 7, 2019	NOVA MEASURING INSTRUMENTS LTD. (Registrant) By: /s/ Dror David —————————————— Dror David Chief Financial Officer

Company Contact: Dror David, Chief Financial Officer Nova Measuring Instruments Ltd. Tel: +972-73-229-5760 E-mail: info@novami.com www.novami.com	Investor Relations Contact: Miri Segal MS-IR LLC Tel: +917-607-8654 E-mail: msegal@ms-ir.com

Company Press Release

Nova Reports Second Quarter 2019 Results

Rehovot, Israel, August 7, 2019 - Nova (Nasdaq: NVMI) today announced financial results for the second quarter 2019, the period ended June 30, 2019.

Second Quarter 2019 Highlights:
•	Quarterly revenue of $51.1 million, meeting guidance of $45 million to $53 million.
•	GAAP net income of $6.5 million, or $0.23 per diluted share, meeting guidance of $0.09 to $0.26 per share
•	Non-GAAP net income of $9 million, or $0.32 per diluted share, meeting guidance of $0.17 to $0.35 per share
•	Tool selection wins in a global memory customer led to a diversified customer mix with 65% of product revenue generated from memory
•	Launched a breakthrough technology (PRIZM™) to enhance Nova’s Dimensional Metrology portfolio

GAAP Results ($K)
	Q2 2019	Q1 2019	Q2 2018
Revenues	$51,120	$56,657	$61,888
Net Income	$6,468	$7,756	$11,833
Earnings per Diluted Share	$0.23	$0.27	$0.41
NON-GAAP Results ($K)
	Q2 2019	Q1 2019	Q2 2018
Net Income	$9,007	$10,449	$13,343
Earnings per Diluted Share	$0.32	$0.37	$0.46

A reconciliation between GAAP operating results and non-GAAP operating results is provided following the financial statements that are part of this release. Non-GAAP results exclude amortization of acquired intangible assets, stock-based compensation expenses, facilities transition costs, revaluation of long-term liabilities and tax effect of non-GAAP adjustments.

Management Comments

“Our second quarter results came within the high end of our guidance range, reflecting the progress we are making with leading Memory and Foundry customers in several key applications,” commented Eitan Oppenhaim, President and Chief Executive Officer of Nova. “We are encouraged by the traction our new technological developments are gaining in the market and are confident that our unique technical approach will support Nova’s long-term growth. The first product launched as part of our new portfolio was the PRIZM™, a dimensional metrology platform, which integrates ground breaking technology allowing our customers to improve their yield and time to market in the most complex device fabrication processes,” added Mr. Oppenhaim. “We believe that the industry fundamental drivers will continue generating growth opportunities for us while we strengthen our market position and competitive portfolio.”

2019 Third Quarter Financial Outlook

Management provided an outlook for the third quarter, the period ending September 30, 2019. Based on current estimates, management expects:
•	$46 million to $54 million in revenue
•	$0.11 to $0.24 in diluted GAAP EPS
•	$0.20 to $0.34 in diluted non-GAAP EPS

2019 Second Quarter Results

Total revenues for the second quarter of 2019 were $51.1 million, a decrease of 10% compared to the first quarter of 2019 and 21% compared to the second quarter of 2018.

Gross margin for the second quarter of 2019 was 55%, compared to 56% gross margin in the first quarter of 2019, and compared to the gross margin of 58% in the second quarter of 2018.

Operating expenses in the second quarter of 2019 were $21.3 million, compared with $22.9 million in the first quarter of 2019, and compared with $22.1 million in the second quarter of 2018.

On a GAAP basis, the company reported net income of $6.5 million, or $0.23 per diluted share, in the second quarter of 2019. This is compared with $7.8 million, or $0.27 per diluted share, in the first quarter of 2019, and compared with net income of $11.8 million, or $0.41 per diluted share, in the second quarter of 2018.

On a non-GAAP basis, which excludes amortization of acquired intangible assets, stock-based compensation expenses, facilities transition costs, revaluation of long-term liabilities and tax effects of non-GAAP adjustments, the company reported net income of $9 million, or $0.32 per diluted share, in the second quarter of 2019. This is compared with net income of $10.4 million, or $0.37 per diluted share, in the first quarter of 2019, and compared with net income of $13.3 million, or $0.46 per diluted share, in the second quarter of 2018.

Conference Call Information

Nova will host a conference call today, August 7, 2019, at 9 a.m. Eastern Time, to discuss the financial results and future outlook. To attend the conference call, please dial one of the following teleconferencing numbers. Please begin by placing your calls five minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

U.S. Dial-in Number: 1- 800-289-0438
ISRAEL Dial-in Number: 1-809-212-883
INTERNATIONAL Dial-in Number: 1-323-794-2423
At:
9 a.m. Eastern Time
6 a.m. Pacific Time
4 p.m. Israeli Time

Please reference conference ID 4935686

The conference call will also be webcast live from a link on Nova's website at http://ir.novami.com.

A replay of the conference call will be available from August 7, 2019 at 12 p.m. Eastern Time to August 14, 2019 at 11:59 p.m. Eastern Time. To access the replay, please dial one of the following numbers:

Replay Dial-in TOLL-FREE 1-844-512-2921 Replay Dial-in TOLL/INTERNATIONAL 1-412-317-6671

Replay Pin Number: 4935686

A replay will also be available for 90 days on Nova's website at http://ir.novami.com.

About Nova: Nova is a leading innovator and key provider of metrology solutions for advanced process control used in semiconductor manufacturing. Nova delivers continuous innovation by providing state-of-the-art high-performance metrology solutions for effective process control throughout the semiconductor fabrication lifecycle. Nova’s product portfolio, which combines high- precision hardware and cutting-edge software, provides its customers with deep insight into the development and production of the most advanced semiconductor devices. Nova’s unique capability to deliver innovative X-ray and Optical solutions enable its customers to improve performance, enhance product yields and accelerate time to market. Nova acts as a partner to semiconductor manufacturers from its offices around the world. Additional information may be found at www.novami.com.

Nova is traded on the NASDAQ & TASE under the symbol NVMI.

This press release provides financial measures that exclude amortization of acquired intangible assets, stock-based compensation expenses, facilities transition costs, revaluation of long-term liabilities and tax effect of non-GAAP adjustments and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding Nova's performance because they reflect our operational results and enhances management's and investors' ability to evaluate Nova's performance before charges or benefits considered by management to be outside Nova's ongoing operating results. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management believes that it is in the best interest of its investors to provide financial information that will facilitate comparison of both historical and future results and allows greater transparency to supplemental information used by management in its financial and operational decision making. A reconciliation of each GAAP to non-GAAP financial measure discussed in this press release is contained in the accompanying financial tables.

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding, but are not limited to, anticipated growth opportunities and projections about our business and its future revenues, expenses and profitability. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements. Factors that may affect our results, performance, circumstances or achievements include, but are not limited to, the following: our dependency on three product lines; our dependency on a small number of large customers and small number of suppliers; the highly cyclical and competitive nature of the markets we target and we operate in; our inability to reduce spending during a slowdown in the semiconductor industry; our ability to respond effectively on a timely basis to rapid technological changes; our dependency on PEMs; risks related to exclusivity obligations and non-limited liability that may be included in our commercial agreements and arrangements; our ability to retain our competitive position despite the ongoing consolidation in our industry; risks related to our dependence on our manufacturing facilities; risks related to changes in our order backlog; risks related to efforts to complete and integrate current and/or future acquisitions; risks related to the worldwide financial instabilities; risks related to our intellectual property; new product offerings from our competitors; unanticipated manufacturing or supply problems; risks related to government programs we participate in; risks related to taxation; changes in customer demand for our products; risks related to currency fluctuations; risks related to technology security threats and changes in privacy laws; risks related to acquisitions we may pursue and risks related to our operations in Israel. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading “Risk Factors” in Nova’s Annual Report on Form 20-F for the year ended December 31, 2018 filed with the Securities and Exchange Commission on February 28, 2019. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. Nova Measuring Instruments Ltd. does not assume any obligation to update the forward-looking information contained in this press release.

(Tables to Follow)

NOVA MEASURING INSTRUMENTS LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands) - (Unaudited)

	As of
ASSETS	June 30, 2019	December 31, 2018
Current assets
Cash and cash equivalents	30,850	22,877
Short-term interest-bearing bank deposits	146,876	152,951
Trade accounts receivable	48,078	53,531
Inventories	48,976	41,786
Other current assets	8,381	10,961

Total current assets	283,161	282,106

Long-term assets
Long-term interest-bearing bank deposits	2,000	2,000
Deferred tax assets	4,217	3,873
Severance pay funds	1,157	1,394
Property and equipment, net	19,353	13,756
Identifiable intangible assets, net	8,874	10,187
Operating lease right-of-use assets	27,078	-
Goodwill	20,114	20,114

Total long-term assets	82,793	51,324

Total assets	365,954	333,430
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Trade accounts payable	16,889	19,015
Deferred revenues	5,314	3,984
Operating lease current liabilities	3,137	-
Other current liabilities	19,460	25,079

Total current liabilities	44,800	48,078

Long-term liabilities
Liability for employee severance pay	2,044	2,254
Operating lease long-term liabilities	25,723	-
Other long-term liabilities	2,779	2,358

Total long-term liabilities	30,546	4,612

Shareholders' equity	290,608	280,740

Total liabilities and shareholders’ equity	365,954	333,430

NOVA MEASURING INSTRUMENTS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
 (U.S. dollars in thousands, except per share data) - (Unaudited)

	Three months ended		Six months ended
	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018

Revenues:
Products	37,401	45,784	81,462	95,969
Services	13,719	16,104	26,315	28,522
Total revenues	51,120	61,888	107,777	124,491

Cost of revenues:
Products	14,527	18,002	32,104	35,971
Services	8,483	8,186	15,979	16,463
Total cost of revenues	23,010	26,188	48,083	52,434

Gross profit	28,110	35,700	59,694	72,057

Operating expenses:
Research and development expenses, net	11,654	11,849	24,238	23,075
Sales and marketing expenses	6,641	7,442	13,787	13,673
General and administrative expenses	2,384	2,134	4,906	4,364
Amortization of acquired intangible assets	656	654	1,312	1,307
Total operating expenses	21,335	22,079	44,243	42,419

Operating income	6,775	13,621	15,451	29,638

Financing income, net	855	486	1,365	934

Income before tax on income	7,630	14,107	16,816	30,572

Income tax expenses	1,162	2,274	2,592	4,659

Net income for the period	6,468	11,833	14,224	25,913

Earnings per share:
Basic	0.23	0.42	0.51	0.93
Diluted	0.23	0.41	0.50	0.91

Shares used for calculation of earnings per share:

Basic	27,869	27,977	27,898	27,946
Diluted	28,564	28,766	28,234	28,349

NOVA MEASURING INSTRUMENTS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands) - (Unaudited)

	Three months ended		Six months ended
	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018
Cash flows from operating activities:
Net income for the period	6,468	11,833	14,224	25,913

Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	2,770	1,966	5,470	3,534
Amortization of deferred stock-based compensation	1,086	993	2,298	1,827
Decrease (increase) in liability for employee termination benefits, net	(6)	6	27	(35)
Deferred tax assets, net	(147)	(421)	(344)	(557)
Decrease (increase) in trade accounts receivable	(1,157)	(5,648)	5,453	(2,081)
Increase in inventories	(3,323)	(2,761)	(7,855)	(7,236)
Decrease in other current assets	1,978	2,068	2,580	3,574
Increase (decrease) in trade accounts payable	(5,430)	438	(2,126)	2,791
Decrease in other current liabilities and other long-term liabilities	(3,457)	(4,414)	(4,579)	(7,098)
Increase (decrease) in short term deferred revenues	196	3,519	1,330	(850)

Net cash provided by (used in) operating activities	(1,022)	7,579	16,478	19,782

Cash flow from investment activities:
Increase in short-term and long-term interest-bearing bank deposits	8,447	*(7,841)	6,075	*(18,999)
Additions to property and equipment	(5,716)	(735)	(7,693)	(1,096)

Net cash provided by (used in) investment activities	2,731	*(8,576)	(1,618)	*(20,095)

Cash flows from financing activities:
Purchases of treasury shares	(7,159)	-	(7,159)	-
Shares issued under employee stock-based plans	166	151	272	238

Net cash provided by (used in) financing activities	(6,993)	151	(6,887)	238

Decrease in cash and cash equivalents and restricted cash	(5,284)	*(846)	7,973	*275
Cash and cash equivalents and restricted cash – beginning of period	38,134	*29,568	24,877	*28,447
Cash and cash equivalents and restricted cash – end of period	32,850	*28,722	32,850	*28,722

Reconciliation of cash, cash equivalents, and restricted cash to the consolidated balance sheet
Cash and cash equivalents	30,850	27,622	30,850	27,622
Restricted cash included in Long-term interest-bearing bank deposits	2,000	1,100	2,000	1,100
Total cash, cash equivalents, and restricted cash	32,850	28,722	32,850	28,722
*reclassified

NOVA MEASURING INSTRUMENTS LTD.
RECONCILIATION OF GAAP TO NON-GAAP RESULTS
(U.S. dollars in thousands, except percentage and per share data) - (Unaudited)

	Three months ended
	June 30, 2019	March 31, 2019	June 30, 2018
GAAP gross profit	28,110	31,584	35,700
Stock-based compensation expenses (1)	222	234	206
Facilities transition costs (2)	271	212	-
Non-GAAP gross profit	28,603	32,030	35,906
GAAP gross margin as a percentage of revenues	55%	56%	58%
Non-GAAP gross margin as a percentage of revenues	56%	57%	58%

GAAP operating income	6,775	8,676	13,621
Stock-based compensation expenses (1)	1,086	1,212	993
Amortization of acquired intangible assets	656	656	654
Facilities transition costs (2)	827	614	-
Non-GAAP operating income	9,344	11,158	15,268
GAAP operating margin as a percentage of revenues	13%	15%	22%
Non-GAAP operating margin as a percentage of revenues	18%	20%	25%

GAAP net income	6,468	7,756	11,833
Stock-based compensation expenses (1)	1,086	1,212	993
Amortization of acquired intangible assets	656	656	654
Facilities transition costs (2)	827	614	-
Revaluation of long-term liabilities	295	484	-
Tax effect of non-GAAP adjustments	(325)	(273)	(137)
Non-GAAP net income	9,007	10,449	13,343

GAAP basic earnings per share	0.23	0.28	0.42
Non-GAAP basic earnings per share	0.32	0.37	0.48

GAAP diluted earnings per share	0.23	0.27	0.41
Non-GAAP diluted earnings per share	0.32	0.37	0.46

Shares used for calculation of earnings per share:
Basic	27,869	27,932	27,977
Diluted	28,564	28,580	28,766

(1)
Stock-based compensation expenses in the three months ended June 30, 2019 – Cost of revenues products - 125; Cost of revenues services - 97; Research and development expenses, net – 401; Sales and marketing expenses – 272; General and administrative expenses – 191.

(2)
Facilities transition costs in the three months ended June 30, 2019 – Cost of revenues products - 185; Cost of revenues services - 101; Research and development expenses, net – 255; Sales and marketing expenses – 100; General and administrative expenses – 186.